SECURITIES AND EXCHANGE COMMISSION
Washington, DC

FORM U-6B-2

Certificate of Notification

Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20(d) [Reg. Section 250.20, P. 36,652] or U-47 [Reg. Section 250.47, P. 36,620] adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by: Strategic Energy, L.L.C., a subsidiary of Great Plains Energy Incorporated, a registered holding company.

This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1.      Type of securities ("draft", "promissory note"):

A.     Line of Credit Facility

Strategic Energy, L.L.C. ("Strategic") and PNC Bank, National Association ("PNC") entered into a line of credit facility evidenced by a letter agreement dated November 14, 2000, as amended (as amended, the "Line of Credit Facility") under which Strategic could borrow up to $10 million in aggregate principal amount outstanding at any time or, in lieu of cash advances, obtain letters of credit in a maximum aggregate face amount outstanding at any time of $10 million.

Strategic and PNC have executed a Sixth Amendment to Loan Documents, dated as of August 8, 2002, which, among other things, increased the maximum amount available under the Line of Credit Facility to $30 million.

B.     Letter of Credit Facility

Strategic and PNC entered into a letter of credit facility evidenced by a letter agreement dated March 30, 2001, as amended (as amended, the "Letter of Credit Facility") under which Strategic could request letters of credit of up to $25 million in aggregate face amount outstanding at any time. Strategic's obligations under the Letter Agreement, as amended, are supported by a guaranty and suretyship agreement executed by Great Plains Energy Incorporated, an indirect owner of Strategic.

Strategic and PNC have executed a Third Amendment to Loan Documents, dated as of August 8, 2002, pursuant to which, among other things, a quarterly fee of 87.5 basis points per annum will be paid on the average daily aggregate amount of outstanding letters of credit during the immediately preceding quarter.

2.      Issue, renewal or guaranty:

Amendment.

3.      Principal amount of each security:

The principal amount outstanding under the Line of Credit Facility will vary over time as borrowings are made and letters of credit are issued thereunder, but shall not exceed in the aggregate $30 million.

The principal amount outstanding under the Letter of Credit Facility will vary over time as letters of credit are issued, but shall not exceed in the aggregate $25 million at any one time outstanding.

4.      Rate of interest per annum of each security:

Advances under the Line of Credit Facility will bear interest at the higher of (A) the Prime Rate or (B) the sum of (i) the Federal Funds rate plus (ii) fifty (50) basis points (0.50%). The "Prime Rate" as used herein is the rate publicly announced by PNC from time to time as its prime rate.

No interest is paid under the Letter of Credit Facility. A commitment fee of 12.5 basis points per annum is paid quarterly on the average daily balance of the Letter of Credit Facility that is undisbursed and uncancelled during the immediately preceding quarter. A quarterly fee of 87.5 basis points per annum is paid on the average daily aggregate amount of outstanding letters of credit during the immediately preceding quarter.

5.      Date of issue, renewal or guaranty of each security:

August 8, 2002.

6.      If renewal of security, give date of original issue:

The date of original issue of the Line of Credit Facility is November 14, 2000. The date of original issue of the Letter of Credit Facility is March 30, 2001.

7.      Date of maturity of each security:

The Line of Credit Facility terminates as of December 13, 2002, or such later time as may be designated by PNC. The Letter of Credit Facility terminates as of March 28, 2003.

8.      Name of the person to whom each security was issued, renewed or guaranteed:

PNC Bank, National Association

9.      Collateral given with each security:

Collateral for the Line of Credit Facility includes the following personal property of Strategic: (i) accounts, accounts receivable, contract rights, chattel paper, notes receivable, depository accounts, instruments and letter of credit rights; (ii) general intangibles; (iii) books and records relating to the foregoing; (iv) all property in PNC's possession, including deposit accounts; (v) cash and cash equivalents and (vi) all cash and non-cash proceeds of the foregoing property; excluding, however, certain existing and future deposit accounts maintained by Strategic with Chase Manhattan Trust Company, National Association and LaSalle Bank, National Association created for the purpose of providing performance assurance to certain of Strategic's wholesale power supply counterparties and funded by deposits made by Strategic's retail customers receiving such supply.

Great Plains Energy Incorporated executed a guaranty and suretyship agreement, dated as of March 8, 2002, guaranteeing Strategic's debts, liabilities and financial obligations under the Letter of Credit Facility. Great Plains Energy Incorporated executed and delivered a Joinder dated as of August 8, 2002, reaffirming such guaranty and suretyship agreement subsequent to the Third Amendment to Loan Documents.

10.     Consideration given for each security:

Consideration given for the Line of Credit Facility is the full principal amount of each advance. Consideration given for the Letter of Credit Facility is letters of credit issued pursuant to the Letter of Credit Facility.

11.     Application of proceeds of each security:

The proceeds will be used for financing the existing business of Strategic.

12.     Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a)     the provisions contained in the first sentence of Section 6(b) [ ]

b)     the provisions contained in the fourth sentence of Section 6(b) [ ]

c)     the provisions contained in any rule of the Commission other than Rule U-48 [x]

13.     If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. [Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.

14.     If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

Not applicable.

15.     If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

Rule 52(b).

Strategic Energy, L.L.C.

By: /s/ Lee M. McCracken
Lee M. McCracken
Chief Financial Officer

Dated: August 13, 2002.